UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD COMPANY

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 265th MEETING OF THE BOARD OF DIRECTORS OF

 TELEFÔNICA BRASIL S.A.

1. DATE, HOUR AND VENUE: March 25th, 2015, at 1:00 p.m., at the headquarters of Telefônica Brasil S.A. (“Company”), at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. CHAIRMAN AND SECRETARY: Mr. Antonio Carlos Valente da Silva – Chairman of the Board of Directors; and Mr. Breno Rodrigo Pacheco de Oliveira  – Secretary of the Board of Directors.

3. PARTICIPANTS: Directors that undersigned these minutes, as according to article 19, paragraph 4 of the Bylaws, with necessary quorum for installation and resolution.

4. DISCUSSIONS AND RESOLUTIONS:

The election of Mr. Alberto Manuel Horcajo Aguirre, currently the Company’s Chief Financial Officer, Investor Relations and Corporate Resources Officer, as Chief Executive Officer and General and Executive Officer of the Company was approved, substituting, respectively, Mr. Antonio Carlos Valente da Silva and Mr. Paulo César Pereira Teixeira, cumulatively to his current position, adding such duties for the remainder of the term of the replaced officers, or until the Board of Directors decides to appoint new officers.

The Directors were also informed that Mr. Paulo Cesar Pereira Teixeira has left his position as member of the Board of Directors and thanked the relevant contribution of Mr. Paulo Cesar Pereira Teixeira to the Company, wishing ongoing success in his new challenges.

Minutes of the 265th Board of Directors Meeting Pg. 1/2

In addition, it was clarified that Mr. Antonio Carlos Valente da Silva will remain in his position as Chairman of the Board of Directors of the Company, and the Directors thanked him for his relevant contribution while performing his duties as executive of the Company.

Accordingly, the Company’s Executive Committee is comprised by Mr. Alberto Manuel Horcajo Aguirre, as Chief Executive Officer, General and Executive Officer, Chief Financial Officer, Investor Relations and Corporate Resources Officer, and Mr. Breno Rodrigo Pacheco de Oliveira, as General Secretary and Legal Officer.

With nothing further to discuss, the Meeting was closed and these minutes were drawn up by the Secretary of the Board of Directors, which were approved and signed by all attending Directors, and transcribed in the proper corporate book. São Paulo, March 25th, 2015.  (a.a.) Mr. Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Mr. Santiago Fernández Valbuena – Vice-Chairman of the Board of Directors; Mr. Antonio Gonçalves de Oliveira; Mr. Eduardo Navarro de Carvalho; Mr. Francisco Javier de Paz Mancho; Mr. José Fernando de Almansa Moreno-Barreda; Mr. Luciano Carvalho Ventura; Mr. Luis Javier Bastida Ibarguen; Mr. Luiz Fernando Furlan; Mr. Narcís Serra Serra; Mr. Paulo Cesar Pereira Teixeira; Mr. Roberto Oliveira de Lima. Secretary of the Board of Directors: Mr. Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a true and faithful copy of the minutes of the 265th Meeting of the Board of Directors of Telefônica Brasil S.A., held on March 25th, 2015, drawn up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

Minutes of the 265th Board of Directors Meeting Pg. 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 27, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director